[Letterhead of City Telecom (H.K.) Limited]
March 23, 2011
VIA EDGAR
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Kathleen Krebs, Special Counsel Brandon Hill, Attorney-Advisor Dean Suchiro, Accountant Kyle Moffatt, Accountant Branch Chief

RE:	City Telecom (H.K.) Limited Form 20-F for the year ended August 31, 2010 Filed December 17, 2010 File No. 000-30354
Ladies and Gentlemen:
The following sets forth the responses of City Telecom (H.K.) Limited (“City Telecom”, “we”, “us”, “our” or the “Company”) to the comment letter, dated March 4, 2011, of the staff of the Division of Corporation Finance (the “Staff”). For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.
Risk Factors, page 12
The development of our Next Generation Network requires..., page 13
1.
We note your disclosure here and in the Capital Expenditure section on page 42 that you expect to incur capital expenditures ranging from approximately HK$320 million and HK$350 million in 2011 on the continued expansion and upgrade of your network. We also note that you incurred total capital expenditures of approximately HK$344.8 million in fiscal 2010. Moreover, you state that your business is capital intensive and that you need to continue to devote substantial resources to infrastructure construction and upgrades to provide consistent and high quality services. In your future filings, please revise your disclosure regarding your capital expenditures to clarify amounts necessary to maintain your Next Generation Network and amounts utilized to upgrade and expand your current network. In addition, please provide an estimate of the aggregate amount required to complete your planned upgrades and expansion and the expected timeline, to the extent possible.

Response:
We note the Staff’s comment and to the extent appropriate and material in our future filings, we will revise the disclosure regarding our capital expenditures to clarify amounts necessary to maintain our Next Generation Network and amounts utilized to upgrade and expand the current network. We will also provide an estimate of the aggregate amount required to complete the planned upgrades and expansion along with an expected timeline.
Regulatory reforms and currently contemplated regulatory initiatives..., page 16
2.
We note your disclosure that on April 1, 2008 the Telecommunications Authority implemented a new fixed-mobile convergence licensing practice, which seeks to replace the existing four classes of carrier licenses for the provision of fixed and mobile services with a single license, or UC License. In your future filings, please specify whether your have applied or intend to apply for a UC License.

Response:
We note the Staff’s comment and will specify whether we have applied or intend to apply for a UC License in our future filings.
Recent Development, page 20
3.
We note your disclosure that on December 31, 2009, you submitted an application for a domestic free television program service license in Hong Kong to the Broadcasting Authority and, if granted, such license would allow you to provide free television program services in Hong Kong. We also note your disclosure that you expect to use a portion of the net proceeds from your offering of American depository shares in April 2010 to fund such services. In your future filings, please provide additional disclosure regarding this business opportunity and how, if granted, this license would affect your on-going operations, including a discussion of anticipated spending commitments and future revenues. With respect to future revenues, provide information about the expected timing of such revenues and any uncertainties surrounding your ability to generate these revenues. In addition, please disclose how restrictions on foreign ownership of a holder of a domestic free television program service license would impact you and your shareholders if you were to receive a domestic free television service license.

Response:
We note the Staff’s comment and our future filings will include the additional disclosure and information indicated in your comment.

Organization Structure, page 32
4.
We note that you operate a wholly-owned subsidiary, CTI Guangzhou Customer Services Co. Ltd., which is incorporated in the People’s Republic of China. To the extent material, in your future filings, please provide a discussion of the restrictions imposed on wholly-foreign owned enterprises in the People’s Republic of China. Please tell us supplementally the percentage of revenues contributed, or alternatively expenses generated, by CTI Guangzhou in your last completed fiscal year.

Response:
We note the Staff’s comment and our future filings will include a discussion of the restrictions imposed on wholly-foreign owned enterprises in the People’s Republic of China.
In addition, we supplementally advise the Staff that for the year ended August 31, 2010, CTI Guangzhou Customer Services Co. Ltd. generated expense (including income tax expenses) of HK$153.2 million which is approximately 11.2% of the total expenses of the Group.
Exhibits, page 68
5.
We note that you did not file any agreements as exhibits to your annual report. Pursuant to the instructions as to exhibits in Form 20-F, you are required to file certain exhibits as part of your exchange act reports. For example, pursuant to instruction 3, you are required to file “[a]ny voting trust agreements and any amendments to those agreements.” Please review the instructions as to exhibits in Form 20-F and file the required exhibits.

Response:
We note the Staff’s comment. At the time when the current Form 20-F was filed, there was an understanding among our three major shareholders on voting but such understanding was not in writing. The parties have subsequently entered into an agreement to memorialize their understanding. We respectfully submit that there is no material difference between the understanding disclosed in the current Form 20-F and the written agreement, and we will include the agreement as an exhibit in the Company’s next Form 20-F.
Note 13 Principal subsidiaries, page F-38
6.
We note that four of your wholly-owned subsidiaries were not audited by KPMG. Please ask KPMG, your auditors, to tell us whether they are placing reliance on the work of the other auditor(s) or taking responsibility and opining on the financial statements of these subsidiaries. If they are placing reliance on the work of the other auditor(s), tell them to revise their opinion accordingly and amend the filing to include the report(s) of the other auditor(s). If your auditors are taking responsibility and opining on the financial statements of these subsidiaries, delete the related footnote (#).

Response:
We were advised by our auditors, KPMG, that they take full responsibility for their opinion on our consolidated financial statements and they have not placed reliance on the work of other auditors of those subsidiaries.
The related footnote disclosure is a general practice adopted by Hong Kong listed companies based on the recommendation in Practice Note 600.1, Reports by Auditors under the Hong Kong Companies Ordinance, issued by the Hong Kong Institute of Certified Public Accountants, whereby members of the holding company are entitled to know that the financial statements of some of the companies in the group have been audited by other auditors. This disclosure was included solely for the purpose of the Hong Kong annual report.
In response to the Staff’s comment, such footnote will be removed in future filings on Form 20-F starting from financial year ending August 31, 2011.
Note 28 Barter transaction, page F-56
7.	Please tell us the specific factors considered in concluding that the barter transaction was an “exchange of services of a similar nature and value.” Refer to your basis in the accounting literature.
Response:
We respectfully advise the Staff that in determining the accounting for the exchange of the services with the Contract Party in the barter transaction, we referred to International Accounting Standard 18 Revenue (“IAS 18”).
According to paragraph 9 of IAS 18, revenue should be measured at the fair value of the consideration received or receivable. Further, paragraph 12 of IAS 18 states that in an exchange of similar goods or services which are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue.
The Company considered the factors set out below in concluding that the barter transaction was an “exchange of services of a similar nature and value”.
The barter transaction involves an exchange of the right to use network capacity which in the case of each party to the transaction, is used for the provision of its own services. The network capacity offered by the Company is in a particular district in Hong Kong where the Contract Party has not built any fiber network. The network capacity offered by the Contract Party is in a particular district in Hong Kong where the Company has not built any fiber network.

Both the infrastructures used by the Company and the Contract Party to provide the network capacity have similar technical specifications (i.e. similar construction and transmission specifications for fiber). The arrangement involves each party offering their respective network capacity for the same number of years on a barter basis with no other consideration being given by either side.
On the basis of the above, the Company concluded that the barter transaction was an exchange of services of a similar nature and value and therefore the exchange was not regarded as a transaction that generated revenue.
* * * * *
As requested in your letter dated March 4, 2011, we confirm the following:
•	City Telecom is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	City Telecom may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration in reviewing the response to the comments contained in your letter dated March 4, 2011. Please direct any further comments or requests for additional information to my attention at +852 3145 4710.
Sincerely,
City Telecom (H.K.) Limited
/s/ Lai Ni Quiaque
By: Lai Ni Quiaque
Title: Chief Financial Officer

CC:	Jeffrey Maddox, Jones Day Virginia Tam, Jones Day